Exhibit (a)(5)(G)

Evan J. Smith

BRODSKY & SMITH

240 Mineola Boulevard

First Floor

Mineola, NY 11501

Telephone: 516.741.4977

Facsimile: 516.741.0626

esmith@brodskysmith.com

Attorneys for Plaintiff

UNITED STATES DISTRICT COURT

SOUTHERN DISTRICT OF NEW YORK

VERNA SCHULTE,	Case No.:
Plaintiff,	Complaint For:
vs.	(1) Violation of § 14 (e) of the Securities Exchange Act of 1934
CERNER CORPORATION, WILLIAM D.
ZOLLARS, DAVID FEINBERG,	(2) Violation of § 14 (d) of the Securities Exchange Act of 1934
GERALD BISBEE, JR., MITCHELL E.
DANIELS, JR., JULIE L.	(3) Violation of § 20(a) of the Securities Exchange Act of 1934
GERBERDING, ELDER GRANGER,
JOHN GREISCH, and MELINDA J.
MOUNT, GEORGE A. RIEDEL, and R.	JURY TRIAL DEMANDED
HALSEY WISE,
Defendants.

Plaintiff, Verna Schulte (“Plaintiff”), by and through her attorneys, alleges upon information and belief, except for those allegations that pertain to her, which are alleged upon personal knowledge, as follows:

SUMMARY OF THE ACTION

1. Plaintiff brings this stockholder action against Cerner Corporation (“Cerner” or the “Company”) and the Company’s Board of Directors (the “Board” or the “Individual Defendants,” and collectively with the Company, the “Defendants”), for violations of Sections 14(e), 14 (d), and 20(a) of the Securities and Exchange Act of 1934 (the “Exchange Act”) as a result of Defendants’ efforts to sell the Company to Oracle Corporation. (“Parent” or “Oracle”) as a result of an unfair process, and to enjoin an upcoming tender offer on a proposed all cash transaction representing a total approximate value of $28.3 billion (the “Proposed Transaction”).

2. The terms of the Proposed Transaction were memorialized in a December 20, 2021, filing with the Securities and Exchange Commission (“SEC”) on Form 8-K attaching the definitive Agreement and Plan of Merger (the “Merger Agreement”). Under the terms of the Merger Agreement, Oracle will acquire all the outstanding shares of Cerner common stock for $95.00 per share in cash. As a result, Cerner will become an indirect wholly-owned subsidiary of Oracle.

3. Thereafter, on January 19, 2022, Cerner filed a Solicitation/Recommendation Statement on Schedule 14D-9 (the “Recommendation Statement”) with the SEC in support of the Proposed Transaction.

4. The Proposed Transaction is unfair for a number of reasons. Significantly, the Recommendation Statement describes an insufficient process in which the Board failed to conduct a market check for potentially interested third parties and failed to create a committee of independent and disinterested directors to run the sales process.

5. Next, it appears as though the Board has entered into the Proposed Transaction to procure for itself and senior management of the Company significant and immediate benefits with no thought to Plaintiff as a public stockholder. For instance, pursuant to the terms of the Merger Agreement, upon the consummation of the Proposed Transaction, Company Board Members and executive officers will be able to exchange all Company equity awards for the merger consideration.

6. In violation of the Exchange Act Defendants caused to be filed the materially deficient Recommendation Statement on January 19, 2022, with the SEC in an effort to solicit stockholders, including Plaintiff, to tender their Cerner shares in favor of the Proposed Transaction. The Recommendation Statement is materially deficient, deprives Plaintiff of the information necessary to make an intelligent, informed and rational decision of whether to tender in favor of the Proposed Transaction, and is thus in violation of the Exchange Act. As detailed below, the Recommendation Statement omits and/or misrepresents material information concerning, among other things: (a) the sales process and in particular certain conflicts of interest for management; (b) the financial projections for Cerner, provided by Cerner to the Company’s financial advisors Goldman Sachs & Co. LLC (“Goldman Sachs”) and Center view Partners LLC (“Centerview”); and (c) the data and inputs underlying the financial valuation analyses, if any, that purport to support the fairness opinions created by Goldman Sachs and Centerview and provided to the Company and the Board.

7. Accordingly, this action seeks to enjoin the Proposed Transaction.

8. Absent judicial intervention, the Proposed Transaction will be consummated, resulting in irreparable injury to Plaintiff. This action seeks to enjoin the Proposed Transaction.

PARTIES

9. Plaintiff is a citizen of Iowa and, at all times relevant hereto, has been a Cerner stockholder.

10. Defendant Cerner is a healthcare technology company. Cerner is incorporated in Texas and has its principal place of business at 2800 Rock Creek Parkway, North Kansas City, MO 64117. Shares of Cerner common stock are traded on the NASDAQ Stock Exchange under the symbol “CERN”.

11. Defendant William D. Zollars (“Zollars”) has been a Director of the Company at all relevant times. In addition, Zollars serves as the Chairman of the Board of Directors.

12. Defendant David Feinberg (“Feinberg”) has been a director of the Company at all relevant times. Feinberg also serves as the company’s Chief Executive Officer (“CEO”) and President.

13. Defendant Gerald E. Bisbee, Jr. (“Bisbee”) has been a director of the Company at all relevant times.

14. Defendant Mitchell E. Daniels, Jr. (“Daniels.”) has been a director of the Company at all relevant times.

15. Defendant Julie L. Gerberding (“Gerberding.”) has been a director of the Company at all relevant times.

16. Defendant Elder Granger (“Elder Granger”) has been a director of the Company at all relevant times. In addition, Hausmann serves as the Company’s Chairman of the Board.

17. Defendant Melinda J. Mount (“Mount”) has been a director of the Company at all relevant times.

18. Defendant George A. Riedel (“Riedel”) has been a director of the Company at all relevant times.

19. Defendant R. Halsey Wise (“Wise”) has been a director of the company at all relevant times.

20. Defendants identified in ¶¶ 11 - 19 are collectively referred to as the “Individual Defendants.”

21. Non-Party Oracle is an enterprise technology company. Shares of Oracle common stock are traded on the New York Stock Exchange under the symbol “ORCL.”

22. Non-Party Cedar Acquisition Company (“Merger Sub”) is a wholly owned subsidiary of Oracle created to effectuate the Proposed Transaction.

JURISDICTION AND VENUE

23. This Court has subject matter jurisdiction pursuant to Section 27 of the Exchange Act (15 U.S.C. § 78aa) and 28 U.S.C. § 1331 (federal question jurisdiction) as Plaintiff alleges violations of Sections 14(e), 14 (d), and 20(a) of the Exchange Act. This action is not a collusive one to confer jurisdiction on a court of the United States, which it would not otherwise have. The Court has supplemental jurisdiction over any claims arising under state law pursuant to 28 U.S.C. § 1367.

24. Personal jurisdiction exists over each defendant either because the defendant conducts business in or maintains operations in this District, or is an individual who is either present in this District for jurisdictional purposes or has sufficient minimum contacts with this District as to render the exercise of jurisdiction over defendant by this Court permissible under traditional notions of fair play and substantial justice.

25. Venue is proper in this District pursuant to 28 U.S.C. § 1391, because Cerner, and each of the Individual Defendants, as Company officers or directors, have extensive contacts within this District, for example, Cerner common stock trades on the NASDAQ exchange, which is headquartered in this District.

SUBSTANTIVE ALLEGATIONS

Company Background

26. Cerner Corporation, together with its subsidiaries, provides health care information technology solutions and tech-enabled services in the United States and internationally. The company offers Cerner Millennium architecture, a person-centric computing framework, which includes clinical, financial, and management information systems that allow providers to access an individual’s electronic health record (EHR) at the point of care, and organizes and delivers information for physicians, nurses, laboratory technicians, pharmacists, front- and back-office professionals, and consumers. Cerner Corporation was founded in 1979 and is headquartered in North Kansas City, Missouri.

27. The Company’s most recent financial performance press release, revealing financial results from the quarter preceding the announcement of the Proposed Transaction, indicated impressive financial success. For example, in the October 29, 2021 press release announcing its 2021 Q3 financial results, the Company reported milestones such as a Revenue increased 7% to $1.468 billion as well as an increase in free cash flow to $312 million, which was up 32%. The company has also recently increased its dividend distribution for common stock.

28. Speaking on the results, Mark Erceg, Executive Vice President and Chief Financial Officer said, “‘During the third quarter, we delivered solid revenue growth, expanded Adjusted Operating Margin (non-GAAP) by 150 basis points and increased Adjusted Diluted EPS (non-GAAP) by nearly 20%.” He continued on the positive results by stating that “The organizational transformation and productivity measures implemented earlier this year and additional on-going product focus and cost control initiatives are strengthening our business. A clear focus on cash generation is also having a positive impact as evidenced by a 32% increase in Free Cash Flow (non-GAAP) for the quarter. The increase in Free Cash Flow (non-GAAP) and our strong balance sheet allowed us to repurchase $375 million of shares during the quarter, which brings our year-to-date purchases to $1.1 billion.”

29. The promise and financial results are not an anomaly, but rather, are indicative of a trend of continued future potential success by Cerner. Clearly, based upon the positive outlook, the Company is likely to have tremendous future success.

30. Despite this upward trajectory, the Individual Defendants have caused Cerner to enter into the Proposed Transaction without providing requisite information to Cerner stockholders such as Plaintiff.

The Flawed Sales Process

31. As detailed in the Recommendation Statement, the process deployed by the Individual Defendants was flawed and inadequate, was conducted out of the self-interest of the Individual Defendants and was designed with only one concern in mind – to effectuate a sale of the Company by any means possible.

32. Notably, the Recommendation Statement indicates that no market check for potentially interested third parties was conducted by the Board or anyone on its behalf.

33. The Recommendation Statement indicates that an informal “Transaction Working Group” committee of the Board was to “provide additional guidance” regarding the sales process. However, the Recommendation Statement indicates that this Transaction Working Group was not delegated any actual authority and was composed at least in part of interested, inside Directors. The Recommendation Statement fails to indicate why a proper, formal, committee of disinterested and independent directors was not created to run the sales process.

34. Moreover, the Recommendation Statement does not explain why it was necessary to engage multiple financial advisors. Notably, for services rendered relating to the Proposed Transaction, Goldman Sachs and Centerview will each receive $65 million and $35 million respectively. The Recommendation Statement should explain in detail why this additional expense was necessary, especially given that no market check was conducted by either advisor.

35. In addition, the Recommendation Statement is silent as to the nature of the confidentiality agreements entered into between the Company and potentially interested third parties, including Oracle, throughout the sales process, if any, and whether these agreements differ from each other, and if so in what way. The Recommendation Statement also fails to disclose all specific conditions under which any standstill provision contained in any entered confidentiality agreement entered into between the Company and any potentially interested third parties, including Oracle, throughout the sales process, if any, would fall away.

36. It is not surprising, given this background to the overall sales process, that it was conducted in a completely inappropriate and misleading manner.

The Proposed Transaction

37. On December 20, 2021, Cerner and Oracle issued a joint press release announcing the Proposed Transaction. The press release stated, in relevant part:

AUSTIN, Texas and KANSAS CITY, Mo. — December 20, 2021 —Oracle Corporation (NYSE: ORCL) and Cerner Corporation today jointly announced an agreement for Oracle to acquire Cerner through an all-cash tender offer for $95.00 per share, or approximately $28.3 billion in equity value. Cerner is a leading provider of digital information systems used within hospitals and health systems to enable medical professionals to deliver better healthcare to individual patients and communities.

“Working together, Cerner and Oracle have the capacity to transform healthcare delivery by providing medical professionals with better information—enabling them to make better treatment decisions resulting in better patient outcomes,” said Larry Ellison, Chairman and Chief Technology Officer, Oracle. “With this acquisition, Oracle’s corporate mission expands to assume the responsibility to provide our overworked medical professionals with a new generation of easier-to-use digital tools that enable access to information via a hands-free voice interface to secure cloud applications. This new generation of medical information systems promises to lower the administrative workload burdening our medical professionals, improve patient privacy and outcomes, and lower overall healthcare costs.”

“We expect this acquisition to be immediately accretive to Oracle’s earnings on a non-GAAP basis in the first full fiscal year after closing—and contribute substantially more to earnings in the second fiscal year and thereafter,” said Safra Catz, Chief Executive Officer, Oracle. “Healthcare is the largest and most important vertical market in the world—$3.8 trillion last year in the United States alone. Oracle’s revenue growth rate has already been increasing this year—Cerner will be a huge additional revenue growth engine for years to come as we expand its business into many more countries throughout the world. That’s exactly the growth strategy we adopted when we bought NetSuite—except the Cerner revenue opportunity is even larger.”

“Cerner has been a leader in helping digitize medical care and now it’s time to realize the real promise of that work with the care delivery tools that get information to the right caregivers at the right time,” said David Feinberg, President and Chief Executive Officer, Cerner. “Joining Oracle as a dedicated Industry Business Unit provides an unprecedented opportunity to accelerate our work modernizing electronic health records (EHR), improving the caregiver experience, and enabling more connected, high-quality and efficient patient care. We are also very excited that Oracle is committed to maintaining and growing our community presence, including in the Kansas City area.”

“Oracle’s Autonomous Database, low-code development tools, and Voice Digital Assistant user interface enables us to rapidly modernize Cerner’s systems and move them to our Gen2 Cloud,” said Mike Sicilia, Executive Vice President, Vertical Industries, Oracle. “This can be done very quickly because Cerner’s largest business and most important clinical system already runs on the Oracle Database. No change required there. What will change is the user interface. We will make Cerner’s systems much easier to learn and use by making Oracle’s hands-free Voice Digital Assistant the primary interface to Cerner’s clinical systems. This will allow medical professionals to spend less time typing on computer keyboards and more time caring for patients.”

Highlights

•	All-cash tender offer for $95.00 per share, or approximately $28.3 billion, that is immediately accretive to Oracle’s earnings.

•	Accretive to Oracle’s earnings on a non-GAAP basis in the first full fiscal year after closing and will contribute substantially more to earnings in the second fiscal year and thereafter.

•	Cerner will be a huge additional revenue growth engine for Oracle for years to come as Oracle expands Cerner’s business into many more countries throughout the world.

•

Transaction is expected to close in calendar year 2022. The closing of the transaction is subject to receiving certain regulatory approvals and satisfying other closing conditions including Cerner stockholders tendering a majority of Cerner’s outstanding shares in the tender offer.

•	Oracle anticipates retaining an investment grade credit rating.

•	Oracle brings significant experience helping power the largest industries.

•	Oracle provides industry solutions that run the core operations for customers in the world’s largest industries.

Industries covered by Oracle today include, among others, Financial Services, Telecom, Utilities, Pharmaceuticals, Hospitality, Retail, Food & Beverage, Construction & Engineering, Manufacturing and Government.

Oracle also brings best in class cloud infrastructure to drive digital modernization, substantially lowering the total cost of IT in these critical industry sectors. Cerner is a leader in the healthcare IT industry and a complementary business to Oracle. Cerner is a leading provider of digital information systems used within hospitals to enable medical professionals to deliver better healthcare to individual patients and communities. Cerner has over four decades of experience modernizing electronic health records, improving the caregiver experience, and streamlining and automating clinical and administrative workflows.

Together, Oracle and Cerner will protect customer investments and transform healthcare. According to a recent study by the Mayo Clinic1, physicians spend 1 to 2 hours on EHRs and desk work for every hour spent in face-to-face contact with patients, as well as an additional 1 to 2 hours of personal time on EHR related activities.

Working together, Cerner and Oracle have the capacity to address these issues and transform healthcare delivery by providing medical professionals with better information—enabling them to make better treatment decisions resulting in better patient outcomes. Customer investments in Cerner are also protected with this combination and will grow in value over time as more modern and connected technologies are made available. With Oracle’s resources, infrastructure and cloud capabilities, Cerner will accelerate the pace of product and technology development to enable more connected, high-quality, and efficient care. Oracle’s focus on usability and voice enabled user interfaces will dramatically reduce the amount of time that medical providers spend dealing with systems and increase the time they spend directly caring for patients. Significant opportunity to help customers use Oracle’s modern technologies such as cloud, AI, ML and other innovations to make care more accessible, secure, efficient and effective for patients and caregivers.

Cerner systems running on the Oracle Gen2 Cloud will be available 24 by 7 by 365. Goal is to deliver zero unplanned downtime in the medical environment. With Cerner systems running on the Oracle database, only specifically authorized medical professionals can access patient data. IT professionals running the systems are unable to look at patient data. Oracle and Cerner are committed to continued and enhanced stewardship of health information, which will be bolstered by Oracle’s global operational infrastructure.

Cerner will be organized as a dedicated Industry Business Unit within Oracle. Cerner will be Oracle’s anchor asset to expand into healthcare and together we will improve medical care for individuals and communities around the world. Oracle intends to maintain and grow Cerner’s community presence, including in the Kansas City area, while utilizing Oracle’s global footprint to reach new geographies faster.

Potential Conflicts of Interest

38. The breakdown of the benefits of the deal indicates that Cerner insiders are the primary beneficiaries of the Proposed Transaction, not the Company’s public stockholders such as Plaintiff. The Board and the Company’s executive officers are conflicted because they will have secured unique benefits for themselves from the Proposed Transaction not available to Plaintiff as a public stockholder of Cerner.

39. Notably, Company insiders, currently own large, illiquid portions of Company stock as well as large amounts of Company stock options, restricted shares, or other equity awards that will be exchanged for the merger consideration upon the consummation of the Proposed Transaction as follows:

	Shares Held (#)	Value of Shares Held	Shares Underlying Vested and Accelerated Cerner Compensatory	Value of Shares Underlying Vested and Accelerated Cerner Compensatory	Shares Underlying Unvested Cerner Compensatory	Value of Shares Underlying Unvested Cerner Compensatory Awards ($)
me	(1)	($)(2)	Awards (#)(3)	Awards ($)(4)	Awards (#)	(5)
Non-Employee Directors
Gerald E. Bisbee, Jr.	54,716	5,198,020	3,188	302,860	—	—
Mitchell E. Daniels, Jr.	34,272	3,255,840	3,188	302,860	—	—
Julie L. Gerberding	11,844	1,125,180	3,188	302,860	—	—
Elder Granger	2,768	262,960	5,403	513,285	—	—
John J. Greisch	18,985	1,803,575	4,453	423,035	—	—
Melinda J. Mount	10,072	956,840	4,453	423,035	—	—

George A. Riedel	8,372	795,340	4,453	423,035	—	—
R. Halsey Wise	17,402	1,653,190	4,453	423,035	—	—
William D. Zollars	26,588	2,525,860	3,680	349,600	—	—
Executive Officers
Travis S. Dalton	19,876	1,888,220	24,361	1,661,364	67,511	5,760,680
Daniel P. Devers	10,131	962,445	67,114	2,491,329	34,513	2,689,807
Mark J. Erceg	44,244	4,203,180	—	—	86,408	8,208,760
David T. Feinberg	31,319	2,975,305	—	—	182,778	17,363,910
Jerome Labat	21,946	2,084,870	17,797	1,690,715	68,946	6,549,870
Tracy L. Platt	8,767	832,865	17,501	1,662,595	45,095	4,284,025
Nasim Afsarmanesh (6)	—	—	—	—	—	—

40. In addition, certain employment agreements with certain Cerner executives, entitle such executives to severance packages should their employment be terminated under certain circumstances. These ‘golden parachute’ packages are significant and will grant each director or officer entitled to them millions of dollars, compensation not shared by Plaintiff as follows.

Golden Parachute Compensation

Name (1)	Cash ($)(2)	Equity ($)(3)	Perquisites/ Benefits ($)(4)	Total ($)
David T. Feinberg	4,500,000	17,363,910	23,218	21,887,128
Mark J. Erceg	3,080,000	8,208,760	37,546	11,326,306
Jerome Labat	2,300,000	8,240,585	18,612	10,559,197
Brent Shafer	4,126,375	16,503,285	16,580	20,646,240

41. The Recommendation Statement also fails to adequately disclose communications regarding post-transaction employment during the negotiation of the underlying transaction must be disclosed to stockholders. Communications regarding post-transaction employment during the negotiation of the underlying transaction must be disclosed to stockholders. This information is necessary for Plaintiff to understand potential conflicts of interest of management and the Board, as that information provides illumination concerning motivations that would prevent fiduciaries from acting solely in the best interests of the Company’s stockholders.

42. Thus, while the Proposed Transaction is not in the best interests of Cerner, Plaintiff or Company stockholders, it will produce lucrative benefits for the Company’s officers and directors.

The Materially Misleading and/or Incomplete Recommendation Statement

43. On January 19, 2022, the Cerner Board caused to be filed with the SEC a materially misleading and incomplete Recommendation Statement, that in violation the Exchange Act, failed to provide Plaintiff in her capacity as a Company stockholder with material information and/or provides materially misleading information critical to the total mix of information available to Plaintiff concerning the financial and procedural fairness of the Proposed Transaction.

Omissions and/or Material Misrepresentations Concerning the Sales Process leading up to the Proposed Transaction

44. Specifically, the Recommendation Statement fails to disclose material information concerning the process conducted by the Company and the events leading up to the Proposed Transaction. In particular, the Recommendation Statement fails to disclose:

a.	Adequate reasoning as to why no market check for potentially interested counterparties was performed during the sales process by the Board or anyone on its behalf;

b.	The specific reasoning as to why the Transaction Working Group created by the Board to run the sales process contained Board members who were not disinterested or independent;

c.	The specific reasoning as to why the Transaction Working Group created by the Board to run the sales process was not delegated any actual authority to run the sales process;

d.	The specific reasoning as to why the Company engaged multiple financial advisors;

e.

Whether the terms of any confidentiality agreements entered during the sales process between Cerner on the one hand, and any other third party (including Oracle), if any, on the other hand, differed from one another, and if so, in what way;

f.

All specific conditions under which any standstill provision contained in any entered confidentiality agreement entered into between the Company and potentially interested third parties (including Oracle) throughout the sales process, if any, would fall away; and

g.

The Recommendation Statement also fails to adequately disclose communications regarding post-transaction employment during the negotiation of the underlying transaction must be disclosed to stockholders. Communications regarding post-transaction employment during the negotiation of the underlying transaction must be disclosed to stockholders. This information is necessary for stockholders to understand potential conflicts of interest of management and the Board, as that information provides illumination concerning motivations that would prevent fiduciaries from acting solely in the best interests of the Company’s stockholders

Omissions and/or Material Misrepresentations Concerning Cerner’s Financial Projections

45. The Recommendation Statement fails to provide material information concerning financial projections for Cerner provided by Cerner management and relied upon by Goldman Sachs and Centerview in their analyses. The Recommendation Statement discloses management-prepared financial projections for the Company which are materially misleading.

46. Notably, in connection with its fairness opinion rendered to the Company Board regarding the Proposed Transaction, Goldman Sachs notes that it reviewed, “certain internal financial analyses and forecasts for Cerner prepared by its management as approved for Goldman Sachs’ use by Cerner.” Similarly, Centerview notes that it reviewed “certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of Cerner, including certain financial forecasts, analyses and projections relating to Cerner prepared by management of Cerner.”

47. The Recommendation Statement, therefore, should have, but fails to provide, certain information in the projections that Cerner management provided to the Board, Goldman Sachs, and Centerview. Courts have uniformly stated that “projections … are probably among the most highly-prized disclosures by investors. Investors can come up with their own estimates of discount rates or [] market multiples. What they cannot hope to do is replicate management’s inside view of the company’s prospects.” In re Netsmart Techs., Inc. S’holders Litig., 924 A.2d 171, 201-203 (Del. Ch. 2007).

48. With regard to the Cerner Forecasts, the Recommendation Statement fails to disclose material line items for the following metrics:

a.

Adjusted EBITDA, including all underlying necessary inputs and assumptions, including specifically: GAAP net earnings before interest, taxes, depreciation and amortization, and the specific adjustments made for: (i) share-based compensation expense, (ii) acquisition-related amortization, (iii) organizational restructuring and other expense and (iv) COVID-19 related expense, (v) gain/loss on sales of businesses;

b.	Adjusted EBIT, including all underlying necessary inputs and assumptions, including specifically: stock-based compensation, depreciation and amortization;

c.	Net Operating Profit After Tax, including all underlying necessary inputs and assumptions, including specifically: taxes;

d.

Unlevered Free Cash Flow, including all underlying necessary inputs and assumptions, including specifically: capital expenditures (for all relevant years), changes in net working capital, and depreciation and amortization.

49. With regard to the Adjusted Operating Earnings and Capital Expenditures Forecasts, the Recommendation Statement fails to disclose material line items for the following metrics:

a.

Adjusted Operating Earnings, including all underlying necessary inputs and assumptions, including specifically: GAAP operating earnings and the specific adjustments made for: (i) share-based compensation expense, (ii) acquisition-related amortization, (iii) organizational restructuring and other expense, (iv) COVID-19 related expense and (v) gain/loss on sales of businesses;

b.

Capital Expenditures, including all underlying necessary inputs and assumptions, including specifically: expenditures necessary to operate Cerner’s business, including capital purchase and capitalized software development costs.

50. With regard to the Earnings and Dividends Per Share Forecasts, the Recommendation Statement fails to disclose material line items for the following metrics:

a.

Adjusted Diluted Earnings Per Share, including all underlying necessary inputs and assumptions, including specifically: GAAP net earnings and the specific adjustments made for: (i) share-based compensation expense, (ii) acquisition-related amortization, (iii) organizational restructuring and other expense, (iv) COVID-19 related expense, (v) investment gains, (vi) gain/loss on sales of businesses, (vii) the income tax effect of the aforementioned items, (viii) share-based compensation permanent tax items, and (ix) valuation allowance on deferred tax assets; divided by diluted weighted average shares outstanding, in the applicable period.

51. The Recommendation Statement also fails to disclose a reconciliation of all non-GAAP to GAAP metrics utilized in the projections.

52. This information is necessary to provide Plaintiff in her capacity as a Company stockholder a complete and accurate picture of the sales process and its fairness. Without this information, Plaintiff is not fully informed as to Defendants’ actions, including those that may have been taken in bad faith, and cannot fairly assess the process.

53. Without accurate projection data presented in the Recommendation Statement, Plaintiff is unable to properly evaluate the Company’s true worth, the accuracy of Goldman Sachs or Centerview’s financial analyses, or make an informed decision whether to tender her shares in favor of the Proposed Transaction. As such, the Board is in violation of the Exchange Act by failing to include such information in the Recommendation Statement.

Omissions and/or Material Misrepresentations Concerning the Financial Analyses by Goldman Sachs

54. In the Recommendation Statement, Goldman Sachs describes its fairness opinion and the various valuation analyses performed to render such opinion. However, the descriptions fail to include necessary underlying data, support for conclusions, or the existence of, or basis for, underlying assumptions. Without this information, one cannot replicate the analyses, confirm the valuations or evaluate Goldman Sachs’ fairness opinion.

55. With respect to the Implied Premia and Multiples, the Recommendation Statement fails to disclose the following:

a.	The total number of fully diluted Shares outstanding as of December 16, 2021; and

b.	Cerner’s net debt as of November 30, 2021.

56. With respect to the Illustrative Discounted Cash Flow Analysis, the Recommendation Statement fails to disclose the following:

a.	The specific inputs and assumptions used to determine the utilized discount rate range of 6.25% to 7.75%;

b.	Cerner’s weighted average cost of capital;

c.	The terminal values for Cerner calculated;

d.	The specific inputs and assumptions used to determine the utilized perpetuity growth rate range of 1.75% to 2.50%;

e.	The specific inputs and assumptions sued to determine the implied exit terminal year LTM EBITDA multiples ranging from 8.4x to 13.6x;

f.

The specific certain company-specific inputs utilized, including Cerner’s target capital structure weightings, the cost of long-term debt, future applicable marginal cash tax rate and a beta for Cerner, as well as certain financial metrics for the United States financial markets generally;

g.	The total number of fully diluted Shares outstanding as of December 16, 2021; and

h.	Cerner’s net debt as of November 30, 2021.

57. With respect to the Illustrative Present Value of Future Stock Price Analysis, the Recommendation Statement fails to disclose the following:

a.	The specific inputs and assumptions sued to determine the implied exit terminal year NTM P/E multiples ranging from 20.0x to 25.0x;

b.	The specific inputs and assumptions sued to determine the utilized discount rate of 7.4%; and

c.	Cerner’s cost of equity,

58. With respect to the Selected Precedent Transactions Analysis, the Recommendation Statement fails to disclose the following:

a.	The specific date on which each selected precedent transaction closed;

b.	The value of each selected precedent transaction; and

c.	The total number of fully diluted Shares outstanding as of December 16, 2021; and

d.	Cerner’s net debt as of November 30, 2021.

59. These disclosures are critical for Plaintiff to be able to make an informed decision on whether to tender her shares in favor of the Proposed Transaction.

60. Without the omitted information identified above, Plaintiff is missing critical information necessary to evaluate whether the proposed consideration truly maximizes her value and serves her interest as a stockholder. Moreover, without the key financial information and related disclosures, Plaintiff cannot gauge the reliability of the fairness opinion and the Board’s determination that the Proposed Transaction is in her best interests as a public Cerner stockholder. As such, the Board has violated the Exchange Act by failing to include such information in the Recommendation Statement.

Omissions and/or Material Misrepresentations Concerning the Financial Analyses by Centerview

61. In the Recommendation Statement, Centerview describes its fairness opinion and the various valuation analyses performed to render such opinion. However, the descriptions fail to include necessary underlying data, support for conclusions, or the existence of, or basis for, underlying assumptions. Without this information, one cannot replicate the analyses, confirm the valuations or evaluate Centerview’s fairness opinion.

62. With respect to the Selected Public Companies Analysis, the Recommendation Statement fails to disclose the following:

a.	The specific inputs and assumptions sued to determine the utilized reference range of EV / 2022E EBITDA multiples of 9.5x to 14.5x;

b.	Cerner’s estimated net debt as of December 31, 2021; and

c.	The number of fully-diluted outstanding Shares as of December 16, 2021.

63. With respect to the Selected Precedent Transactions Analysis, the Recommendation Statement fails to disclose the following:

a.	The specific inputs and assumptions sued to determine the utilized reference range of EV / LTM EBITDA multiples of 14.0x to 18.0x;

b.	The specific date on which each selected precedent transaction closed;

c.	The value of each selected precedent transaction; and

d.	Cerner’s estimated net debt as of December 31, 2021; and

e.	The number of fully-diluted outstanding Shares as of December 16, 2021.

64. With respect to the Discounted Cash Flow Analysis, the Recommendation Statement fails to disclose the following:

a.	The specific inputs and assumptions used to determine the utilized discount rate range of 7.25% to 8.50%;

b.	Cerner’s weighted average cost of capital;

c.	The terminal values for Cerner calculated;

d.	The specific inputs and assumptions used to determine the utilized perpetuity growth rate range of 2.50% to 3.50%;

e.	Cerner’s estimated net debt as of December 31, 2021; and

f.	The number of fully-diluted outstanding Shares as of December 16, 2021.

65. With respect to the Analyst Price Targets, the Recommendation Statement fails to disclose the following:

a.	The specific price targets utilized; and

b.	The identity of the firms and/or analysts that generated the utilized price targets.

66. These disclosures are critical for Plaintiff to be able to make an informed decision on whether to tender her shares in favor of the Proposed Transaction.

67. Without the omitted information identified above, Plaintiff is missing critical information necessary to evaluate whether the proposed consideration truly maximizes her value and serves her interest as a stockholder. Moreover, without the key financial information and related disclosures, Plaintiff cannot gauge the reliability of the fairness opinion and the Board’s determination that the Proposed Transaction is in her best interests as a public Cerner stockholder. As such, the Board has violated the Exchange Act by failing to include such information in the Recommendation Statement.

FIRST COUNT

Violations of Section 14(e) of the Exchange Act

(Against All Defendants)

68. Plaintiff repeats all previous allegations as if set forth in full herein.

69. Defendants have disseminated the Recommendation Statement with the intention of soliciting stockholders, including Plaintiff, to tender their shares in favor of the Proposed Transaction.

70. Section 14(e) of the Exchange Act provides that in the solicitation of shares in a tender offer, “[i]t shall be unlawful for any person to make any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made, in the light of the circumstances under which they are made, not misleading[.].

71. The Recommendation Statement was prepared in violation of Section 14(e) because it is materially misleading in numerous respects and omits material facts, including those set forth above. Moreover, in the exercise of reasonable care, Defendants knew or should have known that the Recommendation Statement is materially misleading and omits material facts that are necessary to render them non-misleading.

72. The Individual Defendants had actual knowledge or should have known of the misrepresentations and omissions of material facts set forth herein.

73. The Individual Defendants were at least negligent in filing a Recommendation Statement that was materially misleading and/or omitted material facts necessary to make the Recommendation Statement not misleading.

74. The misrepresentations and omissions in the Recommendation Statement are material to Plaintiff, and Plaintiff will be deprived of her entitlement to decide whether to tender its shares on the basis of complete information if such misrepresentations and omissions are not corrected prior to the expiration of the tender offer period regarding the Proposed Transaction.

75. Plaintiff has no adequate remedy at law.

SECOND COUNT

Violations of Section 14(d)(4) of the Exchange Act and SEC Rule 14d-9

(Against all Individual Defendants)

76. Plaintiff repeats and realleges all previous allegations as if set forth in full herein.

77. Defendants have disseminated the Recommendation Statement with the intention of soliciting stockholders, including Plaintiff, to tender their shares in favor of the Proposed Transaction.

78. Section 14(d)(4) requires Defendants to make full and complete disclosure in connection with a tender offer.

79. SEC Rule 14d-9 requires a Company’s directors to, furnish such additional information, if any, as may be necessary to make the required statements, in light of the circumstances under which they are made, not materially misleading.

80. Here, the Recommendation Statement violates both Section 14(d)(4) and SEC Rule 14d-9 because it because it is materially misleading in numerous respects, omits material facts, including those set forth above and Defendants knowingly or recklessly omitted the material facts from the Recommendation Statement.

81. The misrepresentations and omissions in the Recommendation Statement are material to Plaintiff, and Plaintiff will be deprived of her entitlement to decide whether to tender her shares on the basis of complete information if such misrepresentations and omissions are not corrected prior to the expiration of the tender offer period regarding the Proposed Transaction.

82. Plaintiff has no adequate remedy at law.

THIRD COUNT

Violations of Section 20(a) of the Exchange Act

(Against all Individual Defendants)

83. Plaintiff repeats all previous allegations as if set forth in full herein.

84. The Individual Defendants were privy to non-public information concerning the Company and its business and operations via access to internal corporate documents, conversations and connections with other corporate officers and employees, attendance at management and Board meetings and committees thereof and via reports and other information provided to them in connection therewith. Because of their possession of such information, the Individual Defendants knew or should have known that the Recommendation Statement was materially misleading to Plaintiff in her capacity as a Company stockholder.

85. The Individual Defendants were involved in drafting, producing, reviewing and/or disseminating the materially false and misleading statements complained of herein. The Individual Defendants were aware or should have been aware that materially false and misleading statements were being issued by the Company in the Recommendation Statement and nevertheless approved, ratified and/or failed to correct those statements, in violation of federal securities laws. The Individual Defendants were able to, and did, control the contents of the Recommendation Statement. The Individual Defendants were provided with copies of, reviewed and approved, and/or signed the Recommendation Statement before its issuance and had the ability or opportunity to prevent its issuance or to cause it to be corrected.

86. The Individual Defendants also were able to, and did, directly or indirectly, control the conduct of Cerner’s business, the information contained in its filings with the SEC, and its public statements. Because of their positions and access to material non-public information available to them but not the public, the Individual Defendants knew or should have known that the misrepresentations specified herein had not been properly disclosed to and were being concealed from Plaintiff and Company, and that the Recommendation Statement was misleading. As a result, the Individual Defendants are responsible for the accuracy of the Recommendation Statement and are therefore responsible and liable for the misrepresentations contained herein.

87. The Individual Defendants acted as controlling persons of Cerner within the meaning of Section 20(a) of the Exchange Act. By reason of their position with the Company, the Individual Defendants had the power and authority to cause Cerner to engage in the wrongful conduct complained of herein. The Individual Defendants controlled Cerner and all of its employees. As alleged above, Cerner is a primary violator of Section 14 of the Exchange Act and SEC Rule 14a-9. By reason of their conduct, the Individual Defendants are liable pursuant to section 20(a) of the Exchange Act.

WHEREFORE, Plaintiff demands injunctive relief, in her favor and against the Defendants, as follows:

A. Enjoining the Proposed Transaction;

B. In the event Defendants consummate the Proposed Transaction, rescinding it and setting it aside or awarding rescissory damages to Plaintiff;

C. Directing the Individual Defendants to exercise their fiduciary duties to disseminate a Recommendation Statement that does not contain any untrue statements of material fact and that states all material facts required in it or necessary to make the statements contained therein not misleading;

D. Awarding Plaintiff the costs of this action, including reasonable allowance for Plaintiff’s attorneys’ and experts’ fees; and

E. Granting such other and further relief as this Court may deem just and proper.

DEMAND FOR JURY TRIAL

Plaintiff hereby demands a jury on all issues which can be heard by a jury.

Dated: January 27, 2022		BRODSKY $ SMITH

	By:	/s/ Evan j. Smith
Evan j. Smith
240 mineola Boulevard
Mineola, NY 11501
Phone: (516) 741-4977
Facsimile (561) 741-0626

Counsel for Plaintiff